UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)*


                                   Cache, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   127150-30-8
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                                 (CUSIP Number)


      Andrew M. Saul, c/o Cache, Inc., 1440 Broadway, New York, N.Y. 10018
                            Telephone (212) 575-3200
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 January 9, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose off Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150-30-8

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  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      ANDREW M. SAUL
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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
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  3.  SEC Use Only
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  4.  Source of Funds (See Instructions)     PF,OO
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  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)   [ ]
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  6.  Citizenship or Place of Organization
      UNITED STATES
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Number of           7.  Sole Voting Power                               425,630
Shares              ------------------------------------------------------------
Beneficially        8.  Shared Voting Power                                   0
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power                          425,630
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power                              0
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person      425,630

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     [ ]

  13. Percent of Class Represented by Amount in Row (11)                  3.21%
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  14. Type of Reporting Person (See Instructions)                         IN
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


CUSIP No. 127150-30-8

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  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      THE ESTATE OF JOSEPH E. SAUL
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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
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  3.  SEC Use Only
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  4.  Source of Funds (See Instructions)        PF,OO
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  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [ ]
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  6.  Citizenship or Place of Organization
      UNITED STATES
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Number of           7.  Sole Voting Power                                 0
Shares              ------------------------------------------------------------
Beneficially        8.  Shared Voting Power                               0
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power                            0
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power                          0
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person        0

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)      [ ]

  13. Percent of Class Represented by Amount in Row (11)                 0.00%
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  14. Type of Reporting Person (See Instructions)                          OO
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


CUSIP No. 127150-30-8

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  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      NORMA G. SAUL
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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
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  3.  SEC Use Only
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  4.  Source of Funds (See Instructions)         PF, OO
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  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [ ]
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  6.  Citizenship or Place of Organization
      UNITED STATES
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Number of           7.  Sole Voting Power                                 0
Shares              ------------------------------------------------------------
Beneficially        8.  Shared Voting Power                               0
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power                            0
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power                          0
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person        0

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     [ ]

  13. Percent of Class Represented by Amount in Row (11)                 0.00%
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  14. Type of Reporting Person (See Instructions)                         IN
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


CUSIP No. 127150-30-8

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  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      JANE SAUL BERKEY
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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
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  3.  SEC Use Only
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  4.  Source of Funds (See Instructions)        PF, OO
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  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [ ]
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  6.  Citizenship or Place of Organization
      UNITED STATES
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Number of           7.  Sole Voting Power                               128,569
Shares              ------------------------------------------------------------
Beneficially        8.  Shared Voting Power                                   0
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power                          128,569
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power                              0
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person      128,569

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     [ ]

  13. Percent of Class Represented by Amount in Row (11)                 0.97%
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  14. Type of Reporting Person (See Instructions)                          IN
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


CUSIP No. 127150-30-8

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  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      SAUL PARTNERS, LP
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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [ ]
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  3.  SEC Use Only
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  4.  Source of Funds (See Instructions)         WC

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  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [ ]
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  6.  Citizenship or Place of Organization
      UNITED STATES
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Number of           7.  Sole Voting Power                             1,159,060
Shares              ------------------------------------------------------------
Beneficially        8.  Shared Voting Power                             554,199
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power                        1,159,060
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power                        554,199
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,713,259

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     [ ]

  13. Percent of Class Represented by Amount in Row (11)                12.94%
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  14. Type of Reporting Person (See Instructions)                         PN
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


     This statement constitutes Amendment No. 21 to the Schedule 13D dated December 11, 1986, as amended (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul, the Estate of Joseph E. Saul, Norma G. Saul, Jane Saul Berkey and Saul Partners, LP (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" (the "Group") within the meaning of Section 13(d)(3) of the Act.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

     (a) This statement on Schedule 13D/A is filed on behalf of the following persons (each a "Reporting Person"):

           (i) Andrew M. Saul with respect to the shares of Common Stock owned directly by him and with respect to the shares of Common Stock owned indirectly by him as a result of his membership in the Group;

            (ii) the Estate of Joseph E. Saul;

           (iii) Norma G. Saul;

           (iv) Jane Saul Berkey with respect to the shares of Common Stock owned directly by her and with respect to the shares of Common Stock owned indirectly by her as a result of her membership in the Group; and

            (v) Saul Partners, LP with respect to the shares of Common Stock directly owned by Saul Partners, LP and with respect to the shares of Common Stock owned indirectly by it as a result of its membership in the Group.

     (b) The address of the principal office of the Reporting Persons is 9 West 57th St., Suite 3405, New York, NY 10019.

     (c) The principal business of Saul Partners, LP is serving as a private investment limited partnership.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Saul Partners, LP is a limited partnership organized under the laws of the State of Delaware. Mr. Andrew Saul, Norma G. Saul and Mrs. Jane Saul Berkey are United States citizens and the Estate of Joseph E. Saul falls under the jurisdiction of the United States.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated as follows:

     Saul Partners, LP received the shares formerly held by the Estate of Joseph
E. Saul pursuant to the administration of the Estate of Joseph E. Saul. Saul Partners, LP received the shares formerly held by Norma G. Saul to implement certain estate planning matters.


     None of the Reporting Persons is currently involved in, or has any present intention to become involved in the formulation of, any plan or proposal that relates to, or could result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 13,243,036 shares outstanding as of October 31, 2008, as indicated by the Company.

As of the close of business on January 9, 2009:

     Andrew M. Saul may be deemed to own beneficially 1,713,259 shares, representing 425,630 shares directly held by Andrew M. Saul, 128,569 shares directly held by Jane Saul Berkey, Andrew Saul's sister, and 1,159,060 shares directly held by Saul Partners, LP, of which Andrew M. Saul is Managing Partner. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Andrew M. Saul disclaims beneficial ownership of all shares other than those held in his name.

     Jane Saul Berkey may be deemed to beneficially own 1,713,259 shares, representing 128,569 shares directly held by Jane Saul Berkey, 425,630 shares directly held by Andrew M. Saul, Jane Saul Berkey's brother, and 1,159,060 shares directly held by Saul Partners, LP, of which Jane Saul Berkey is a Limited Partner. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Jane Saul Berkey disclaims beneficial ownership of all shares other than those held in her name.

     Saul Partners, LP may be deemed to beneficially own 1,713,259 shares representing 1,159,060 shares directly held by Saul Partners, LP, 425,630 shares directly held by Andrew M. Saul, Managing Partner of Saul Partners, LP, and 128,569 shares directly held by Jane Saul Berkey, Limited Partner of Saul Partners, LP. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Saul Partners LP disclaims beneficial ownership of all shares other than those held in its name.

     The Group Members as a whole may be deemed to own beneficially 1,713,259 shares of Common Stock, constituting approximately 12.94% of the shares outstanding.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2009




/s/ Andrew M. Saul                            /s/ Jane Saul Berkey
-------------------------------------------------------------------------------
Andrew M. Saul                                Jane Saul Berkey



/s/ Andrew M. Saul                            /s/ Andrew M. Saul
-------------------------------------------------------------------------------
Saul Partners, LP by Andrew M. Saul           The Estate of Joseph E. Saul by
as Managing Partner                           Andrew M. Saul as Attorney in Fact



/s/ Andrew M. Saul
-------------------------------------
Norma G. Saul by Andrew M. Saul
as Attorney in Fact